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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ]Form 20-F [ ]Form 11-K [X] Form 10-Q [ ] Form 10-D
             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended: June 30, 2006
                               _________________________________________________

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

             For the Transition Period Ended: __________________________________

________________________________________________________________________________

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

RADIAL ENERGY INC.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

1313 East Maple St., Suite 223
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Bellingham, WA 98225
________________________________________________________________________________
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reason described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or Form N-CSR, or
[X] |     portion thereof, will be filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q, or subject distribution report on
    |     Form 10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    |


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


    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.
    |

PART III -- NARRATIVE


State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-QSB for the period ended June 30, 2006 could not be filed within the prescribed period because our internal accounting staff and outside independent auditors require additional time to conclude their preparation and review of our financial statements, and we will need additional time to prepare the related Item 2 disclosure of Management's Discussion and Analysis or Plan of Operation.

SEC 1344 (03-05) PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                 CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          G. Leigh Lyons           360                685-4240
     ___________________________________________________________________________
             (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     ___________________________________________________________________________


                               RADIAL ENERGY INC.
     ___________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: August 15, 2006              By  /s/ G. LEIGH LYONS
          _______________                  _______________________________
                                               G. Leigh Lyons
                                               Chief Executive Officer and
                                               Chief Financial Officer


                                    ATTENTION
________________________________________________________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
________________________________________________________________________________


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


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (SS232.201 or SS232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (SS232.13(b) of this chapter).


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